Filed by Denison Mines Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: JNR Resources Inc.

Commission File No. of JNR Resources Inc.: 132-02771

Date: January 29, 2013

TSXV: JNN
Email: info@jnrresources.com
Website: www.jnrresources.com
NEWS RELEASE – January 29, 2013

NOT FOR DISSEMINATION TO UNITED STATES NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

JNR Shareholders Approve Plan of Arrangement with Denison Mines Corp.

Saskatoon, Saskatchewan—Mr. Richard Kusmirski, President & CEO of JNR Resources Inc. (TSXV: JNN) (“JNR” or the “Company”) announces that the holders of JNR common shares, options to purchase JNR common shares and warrants to purchase JNR common shares (collectively, the “JNR Securityholders”) have approved its plan of arrangement (the “Arrangement”) with Denison Mines Corp. (“Denison”).

The Arrangement was approved at a special meeting of the JNR Securityholders on January 28, 2013, by 94% of the votes cast. No notices of the exercise of dissent rights respecting the Arrangement were received by the Company. The hearing in respect of the final order of the Supreme Court of British Columbia approving the Arrangement is scheduled for Wednesday, January 30, 2013. Assuming court approval is obtained and that all other conditions to closing have been satisfied or waived, the Arrangement is expected to become effective on or about January 31, 2013.

The Arrangement will occur on the terms as outlined in the Company’s news release of November 28, 2012 and the Company’s management information circular (the ‘Management Information Circular”) dated December 17, 2012, both as filed on SEDAR. Under the Arrangement, JNR shareholders will receive 0.073 of one Denison common share (the “Exchange Ratio”) in exchange for each JNR common share held. Additionally, under the arrangement, the options and warrants of JNR will be exchanged for options and warrants to purchase common shares of Denison subject to adjustment as to the exercise price and number of shares in accordance with the Exchange Ratio, as set forth in greater detail in the Management Information Circular.

ON BEHALF OF THE BOARD

Rick Kusmirski

President & CEO

For further information contact JNR at 306.382.2211 or 877.567.6463

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the

TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

The preceding includes forward looking statements, including statements regarding our ability to complete the Arrangement, which involves known and unknown risks and uncertainties which may not prove to be accurate. Actual results and outcomes may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual results to differ materially are the following: uncertainties as to the timing of the Arrangement and satisfaction of the conditions thereto, market conditions and other risk factors listed from time to time in our documents filed with Canadian securities regulators on SEDAR at www.sedar.com.

204-315, 22nd St. E. Saskatoon, SK, S7K 0G6, Tel: (306) 382-2211 Fax: (306) 382-2212